UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of September 2024

Commission File Number 001-40996

MDXHEALTH SA

(Translation of registrant’s name into English)

CAP Business Center

Zone Industrielle des Hauts-Sarts

4040 Herstal, Belgium

+32 4 257 70 21

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

MDXHEALTH SA

INCORPORATION BY REFERENCE

Exhibits 1.1, 3.1, 5.1, 23.1 and 99.1 of this report on Form 6-K shall be deemed to be incorporated by reference into the registration statement on Form F-3 (Registration Statement No. 333-268885) of MDxHealth SA (the “Company,” “we,” “us” and “our”) (including any prospectuses forming a part of such registration statement) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

On September 25, 2024, the Company entered into (i) an Underwriting Agreement (the “Underwriting Agreement”) with TD Securities (USA) LLC and William Blair & Company, L.L.C. (the “Underwriters”), as representatives of the several underwriters named therein, relating to the issuance and sale of 18,500,000 ordinary shares (“ordinary shares”) with no nominal value per share and (ii) a Securities Purchase Agreement (the “Securities Purchase Agreement”) with Genomic Health, Inc., relating to the issuance and sale of 1,500,000 ordinary shares to Genomic Health, Inc. by the Company (collectively, the “Offering”).  In addition, under the terms of the Underwriting Agreement, the Company granted the Underwriters an option, exercisable for 30 days, to purchase up to an additional 2,775,000 ordinary shares.  The net proceeds from the Offering are expected to be approximately $37.3 million, or $42.5 million if the Underwriters exercise their option to purchase additional ordinary shares in full, after deducting underwriting commissions and other estimated offering expenses. No investor in this Offering benefited from any guaranteed allocation or other similar undertaking from the Company and/or the Underwriters. The Offering closed on September 27, 2024.

The Offering is being made pursuant to our effective registration statement on Form F-3 (Registration Statement No. 333-268885) previously filed with the Securities and Exchange Commission and a prospectus supplement thereunder. The Underwriting Agreement is filed as Exhibit 1.1 to this report, and the description of the terms of the Underwriting Agreement is qualified in its entirety by reference to such exhibit. The Securities Purchase Agreement is filed as Exhibit 99.1 to this report, and the description of the terms of the Securities Purchase Agreement is qualified in its entirety by reference to such exhibit. A copy of the opinion of Baker McKenzie BV/SRL relating to the legality of the issuance and sale of the ordinary shares in the Offering is filed as Exhibit 5.1 to this report.

On September 27, 2024, the Company amended its Articles of Association to account for a capital increase of 20,000,000 new shares in connection with the Offering. A copy of the English translation of the amended Articles of Association as of September 27, 2024 is attached as Exhibit 3.1 hereto and is incorporated by reference herein.

On September 25, 2024, the Company issued two press releases, copies of which are attached hereto as Exhibits 99.2 and 99.3, respectively.

The information in the attached Exhibits 99.2 and 99.3 is being furnished and shall not be deemed “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that Section, nor shall it be deemed incorporated by reference in any filing made by the Company under the Securities Act of 1933, as amended, or the Exchange Act, except as otherwise set forth herein or as shall be expressly set forth by specific reference in such a filing.

Exhibit No.	Description of Exhibit
1.1	Underwriting Agreement
3.1	Articles of Association of MDxHealth SA, as of September 27, 2024 (English Translation)
5.1	Opinion of Baker McKenzie BV/SRL
23.1	Consent of Baker McKenzie BV/SRL (included in Exhibit 5.1)
99.1	Securities Purchase Agreement
99.2	Press Release, dated September 25, 2024
99.3	Press Release, dated September 25, 2024

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MDXHEALTH SA

Date: September 30, 2024	By:	/s/ Michael McGarrity
		Name:	Michael McGarrity
		Title:	Chief Executive Officer

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